Exhibit 5.2

October 27, 2023

Truist Financial Corporation

214 N. Tryon Street

Charlotte, North Carolina 28202

Re:	$1,750,000,000 7.161% Fixed-to-Floating Rate Medium-Term Notes, Series G (Senior), due October 30, 2029 (the “Notes”)

Ladies and Gentlemen:

We are the Senior Executive Vice President, Chief Legal Officer, Head of Public Affairs, and Corporate Secretary and the Senior Vice President and Associate General Counsel, respectively, of Truist Financial Corporation, a North Carolina corporation (the “Company”). Our opinion has been requested in connection with the issuance and sale of the above-referenced Notes pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-261845) filed on December 22, 2021 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), a final prospectus supplement (including base prospectus), dated March 11, 2022, as further supplemented by, a final Pricing Supplement No. 10, dated October 25, 2023 (collectively, the “Prospectus”), the Syndicated Underwriting Agreement, dated October 25, 2023 (the “Syndicated Underwriting Agreement”), between the Company, on one hand, and Truist Securities, Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC, as representatives of the several underwriters, on the other hand, which Syndicated Underwriting Agreement is delivered pursuant to the Distribution Agreement, dated as of June 30, 2017 (the “Distribution Agreement”), between the Company and the agents listed on Schedule A thereto.

The Notes are being issued under that certain Indenture Regarding Senior Securities, dated as of May 24, 1996, as amended by the First Supplemental Indenture, dated as of May 4, 2009, and the Second Supplemental Indenture, dated as of June 6, 2022 (as so amended, the “Indenture”), between the Company and U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association, a national banking association and successor to the corporate trust business of State Street Bank and Trust Company), as trustee (the “Trustee”), copies of which are incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on August 14, 1996, Exhibit 4.2 of the Company’s Current Report on Form 8-K, filed with the Commission on May 4, 2009, and Exhibit 4.1 of the Corporation’s Current Report on Form 8-K, filed with the Commission on June 6, 2022, respectively.

Truist Financial Corporation

October 27, 2023

We, or others who report to either of us, have examined (i) the Articles of Incorporation of the Company, as may have been, from time to time, amended and restated, and the Bylaws of the Company, as amended and restated; (ii) the Registration Statement and the Prospectus; (iii) the Syndicated Underwriting Agreement; (iv) the Distribution Agreement; (v) the Indenture; and (vi) duplicates of the global notes representing the Notes.

We are familiar with the corporate proceedings of the Company to date with respect to the issuance and sale of the Notes, and we have examined such corporate records of the Company and such other documents and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In rendering this opinion, we have assumed, without any independent investigation, that (i) all documents that have been submitted to us as originals are authentic, and that all documents that have been submitted to us as copies conform to authentic, original documents; and (ii) all persons executing agreements, instruments or documents examined or relied upon by us had the capacity to sign such agreements, instruments or documents, and all such signatures are genuine. We have also relied upon certificates of public officials and officers of the Company with respect to the accuracy of the factual matters contained in such certificates.

We have assumed that each of the documents has been duly authorized, executed and delivered by each of the parties thereto other than the Company and that each of the documents constitutes valid and legally binding obligations of such parties enforceable in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, arrangement, fraudulent transfer, moratorium or other laws relating to or affecting creditors’ rights generally and general principles of equity, constitutional rights and public policy, regardless of whether enforceability is considered in a proceeding at law or in equity.

Based on the foregoing, and having regard for such legal considerations as we have deemed relevant, we are of the opinion that (i) the Company is validly existing as a corporation under the laws of the State of North Carolina; (ii) the Company has the corporate power and authority to execute, deliver and perform the Notes; and (iii) the Notes have been duly and validly authorized by the Company.

The Chief Legal Officer of the Company is a member of the Bar of the Commonwealth of Virginia, and the Associate General Counsel of the Company is a member of the Bar of the State of North Carolina. We express no opinion in this letter other than as to the federal law of the United States of America and the laws of the State of North Carolina, each as in effect on the date hereof. For purposes of the opinions expressed above, all matters of North Carolina law have been passed upon solely by the Associate General Counsel of the Company, and all matters as to the federal law of the United States of America have been passed upon solely by the Chief Legal Officer of the Company in reliance upon the matters of North Carolina law passed upon by the Associate General Counsel of the Company. This opinion is limited to the laws of the State of North Carolina, excluding local laws of the State of North Carolina (i.e., the statutes and ordinances, the administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions of, or authorities or quasi-governmental bodies constituted under the laws of, the State of North Carolina and judicial decisions to the extent they

Truist Financial Corporation

October 27, 2023

deal with any of the foregoing) and the laws of the United States of America that are, in each of our experience, normally applicable to the transactions of the type provided for in the Registration Statement, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. Notwithstanding the foregoing, we are not rendering any opinion with respect to North Carolina state securities or blue sky laws. To the extent any of the opinions above implicate the laws of the State of New York, we have relied on Squire Patton Boggs (US) LLP, special counsel to the Company, for such opinions concerning matters of New York law.

This opinion is delivered as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company filed with the Commission on October 27, 2023, and thereby incorporated by reference into the Registration Statement, and to the use of our names in the Prospectus under the caption “Legal Matters.” In giving this consent, we do not admit that either of us is within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

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Very truly yours,

/s/ Ellen M. Fitzsimmons
Ellen M. Fitzsimmons
Senior Executive Vice President, Chief Legal Officer, Head of Public Affairs, and Corporate Secretary

/s/ Michael J. Shumaker
Michael J. Shumaker
Senior Vice President and Associate General Counsel